FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme with share capital of EUR 2,015,359,612

Corporate headquarters: 16, rue de la Ville l’Evêque—78008 Paris

Paris Register of Commerce: 542 062 559

Notice of Meeting

Shareholders of Suez are informed that they will be soon invited to attend the Combined Annual and Extraordinary General Meeting on April 20, 2004, at 3: 30 p.m., at the Company’s corporate headquarters, or in the absence of a quorum, in the Grand Auditorium of the Palais des Congrès, 2, place de la Porte-Maillot, 75017 Paris (France), on Tuesday April 27, 2004, at 2:00 p.m., to deliberate on the following agenda:

A.	Deliberating as an Ordinary General Meeting

•	Board of Directors’ Report

•	Auditors’ Reports

•	Approval of the fiscal year 2003 Company financial statements and the transactions performed during the year

•	Appropriation of earnings and declaration of the dividend

•	Vote on the Auditors’ Report on related party transactions

•	Approval of the fiscal year 2003 consolidated financial statements

•	Renewal of the terms of office of four Directors

•	Appointment of three Directors

•	Authorization to trade in the Company’s shares

B.	Deliberating as an Extraordinary General Meeting

•	Board of Directors’ report

•	Auditors’ Special Report

•	Independent Expert’s Report

•	Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

•	Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

•	Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

•	Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan

•	Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2004 SCA

•	Authorization to be given to the Board of Directors to grant stock-options to the management and employees of the Company and related companies

•	Powers to carry out decisions and perform formalities

DRAFT RESOLUTIONS

*  *  *

A.	RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

	First Resolution -	Approval of the fiscal year 2003 Company financial statements and the transactions performed during the year

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors’ and Auditors’ Reports, approve the transactions which took place in fiscal year 2003 and the Company financial statements for the year ended December 31, 2003, as presented.

	Second Resolution -	Appropriation of earnings and declaration of the dividend

Shareholders, deliberating as an Ordinary General Meeting and noting a net loss for the year of € 1,847,968,412.98 and retained earnings of € 1,248,429,575.47, for a debit balance of € 599,538,837.51, approve the appropriation of this sum, as recommended by the Board of Directors to the “Special long-term capital gains reserve,” which is reduced from € 1,474,315,183.71 to € 874,776,346.20.

Following this appropriation, the Shareholders, noting that retained earnings are reduced to zero and that “Special long-term capital gains reserve,” amount to € 874,776,346.20 set a dividend of € 0.71 per share for the 1,007,679,806 shares outstanding as of December 31, 2003, as recommended by the Board of Directors.

This net dividend of € 0.71 per share represents a gross dividend of € 715,452,662.26.

As the payment of this gross dividend is subject to an equalization tax of € 154,262,007.36, the total amount to be appropriated to the “Special long-term capital gains reserve,” is € 869,714,669.62. The reserve is thus reduced from € 874,776,346.20 to € 5,061,676.58.

Consequently, shareholders set the net dividend for fiscal year 2003 at € 0.71 per fully paid-up share, plus a tax credit of € 0.355, giving a total gross dividend per share of € 1.065.

Dividend shall fall due for payment on Monday May 3, 2004, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

Fiscal year	Number of shares receiving dividends	Distribution (in € millions)	Net dividend (in €)	Tax credit (in €)	Gross dividend (in €)

2000	981,374,850 shares fully paid-up	647.7	0.66	0.33	0.99

	5,011,830 shares not fully paid-up	2.8	0.56	0.28	0.84

2001	985,306,648 shares fully paid-up	699.6	0.71	0.355	1.065

	4,817,150 shares not fully paid-up	2.9	0.61	0.305	0.915

2002	991,856,863 shares fully paid-up	704.2	0.71	0.355	1.065

	3,386,799 shares not fully paid-up	2.1	0.61	0.305	0.915

Third Resolution -	Auditors’ Report on related-party transactions

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors’ Report on related-party transactions falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution -	Approval of the fiscal year 2003 consolidated financial statements

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ and Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2003 as presented.

Fifth Resolution -	Renewal of the term of office of a Director (Mr. Gerhard Cromme)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Gerhard Cromme, as member of the Board of Directors, for a period of four years.

Mr. Gerhard Cromme’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Sixth Resolution -	Renewal of the term of office of a Director (Mr. Etienne Davignon)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Etienne Davignon, as member of the Board of Directors, for a period of four years.

Mr. Etienne Davignon’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Seventh Resolution -	Renewal of the term of office of a Director (Mr. Albert Frère)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Albert Frère, as member of the Board of Directors for a period of four years.

Mr. Albert Frère’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Eighth Resolution -	Renewal of the term of office of a Director (Mr. Jean Peyrelevade)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Jean Peyrelevade, as member of the Board of Directors for a period of four years.

Mr. Jean Peyrelevade’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Ninth Resolution -	Appointment of a Director (Mr. Edmond Alphandéry)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Edmond Alphandéry to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Edmond Alphandéry’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Tenth Resolution -	Appointment of a Director (Mr. René Carron)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. René Carron to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. René Carron’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Eleventh Resolution -	Appointment of a Director (Mr. Thierry de Rudder)

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Thierry de Rudder to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Thierry de Rudder’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the fiscal year 2007 financial statements.

Twelfth Resolution -	Authorization to trade in the Company’s shares

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Autorité des marchés financiers (AMF), authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, in connection with:

•      the stabilization of the stock market price of Company shares by systematically trading against current trends,

•      their acquisition and sale in line with positions on the market,

•      their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•      their retention as part of the financial management of share capital and assets,

•      their allotment or sale to current or former Group employees or the implementation of stock purchase option plans,

•      their transfer, sale or exchange as part of financial transactions,

in accordance with the following terms and conditions:

•      the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed € 3.6 billion,

•      the maximum purchase price is set at € 36 and the minimum selling price at € 12. However, where it is decided to implement the options offered by paragraph 3 of the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supersedes that granted by the eighth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B.	RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Thirteenth Resolution -	Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof:

1.	Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

2.	Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, and in amounts and at times decided by it:

a.	through the issue, in euros, foreign currency or other unit of account determined by reference to a basket of currencies, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company, whether by subscription, conversion, exchange, redemption, presentation of a warrant or any other means,

b.	and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the bonus allotment of shares or an increase in the par value of existing shares.

3.	Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

•	in the case of a share capital increase performed by way of the issues referred to in paragraph 2.a. above:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed € 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the fourteenth resolution proposed to this General Meeting,

b.	the total maximum nominal amount of the aforementioned debt securities may not exceed € 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the fourteenth resolution proposed to this General Meeting.

•	in the case of capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 4.a. above.

5.	In the event of utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 2.a. above:

•	decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as of right;

•	confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

•	decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and subject to legal terms and conditions:

à	limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,

à	distribute freely all or part of the issued securities not subscribed,

à	offer to the general public all or part of the issued securities not subscribed, on French and/or international markets.

•	decide that any issue of stock subscription warrants may be performed either by subscription offer in accordance with the terms and conditions detailed above, or by bonus allotment to holders of existing shares; in the event of bonus allotment the Board of Directors may decide that fractional share rights shall not be negotiable and that the corresponding warrants shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the whole number of warrants allotted;

•	take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders.

6.	Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

•	determine the terms and conditions of the share capital increase and/or issue;

•	with respect to issues performed pursuant to paragraph 2.a. above:

à	decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue, it being specified that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, and after taking into account, upon the issue of unattached stock subscription warrants, the issue price of such warrants, shall be at least equal to the par value,

à	determine the dates and terms and conditions of issue, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,

à	determine the method of paying up shares and/or securities issued,

à	set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,

à	set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,

à	provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,

à	set the terms and conditions, where applicable, for the maintenance of the rights of holders of marketable securities conferring future entitlement to shares in the Company, in accordance with legal and regulatory provisions,

à	at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase.

•	with respect to the capitalization of additional paid-in capital, reserves, earnings or other amounts:

à	set the amount and nature of amounts to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased and determine the dividend ranking date of new shares or the date of effect of any par value increase, which may be retroactive,

à	decide, where applicable, by derogation from the provisions of Article L 225-149 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the whole number of shares allotted.

•	and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Fourteenth Resolution -	Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof and Articles L 225-148, L 225-150 and L 228-93

1.	Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company.

2.	Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, in amounts and at times decided by it, on the French and/or international markets, by way of a public offering in euros, foreign currency or any other unit of account determined by reference to a basket of currencies, through the issue:

•	by the Company, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or any other means; it being noted that these securities may be issued in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L 225-148 of the French Commercial Code;

•	and/or by one of the companies in which SUEZ holds, directly or indirectly, more than one half of the share capital, and with the approval of this latter, of:

à	bonds with SUEZ stock subscription warrants attached;

à	any other marketable securities conferring entitlement by way of conversion, exchange, redemption, presentation of a warrant or any other means to the allotment, at any time or on a fixed date, of securities which represent or will represent a share in the share capital of SUEZ, it being noted that these marketable securities may take the form of shares with stock subscription warrants attached, convertible bonds, bonds redeemable in shares or any other form not incompatible with prevailing legislation.

3.	Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed € 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the thirteenth resolution proposed to this General Meeting;

b.	the total maximum nominal amount of the aforementioned debt securities may not exceed € 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the thirteenth resolution proposed to this General Meeting.

5.	Decide to cancel shareholder preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which SUEZ holds, directly or indirectly, more than one-half of the share capital, leaving, nonetheless, the Board of Directors the option to offer shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, priority entitlement to subscription without creation of negotiable rights.

6.	Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

à	limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided;

à	distribute freely all or part of the securities not subscribed.

7.	Take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders.

8.	Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, shall be at least equal to the minimum value set by paragraph 2 of Article 225-136 of the French Commercial Code, that is currently the average opening listed price of the share on the Paris Bourse during 10 consecutive stock market days selected among the 20 stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

In the event of an amendment to paragraph 2 of Article 225-136 of the French Commercial Code, the above provisions will be superseded by the new restrictions resulting from the applicable legislative or regulatory measures.

9.	Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

•	determine the terms and conditions of the issue(s) in accordance, where appropriate, with competent subsidiary bodies;

•	decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue;

•	determine the dates and terms and conditions of issues, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium;

•	determine the method of paying up shares and/or securities issued;

•	decide that the issue balance not subscribed shall be allotted, at its discretion, in whole or in part, or that the issue shall be limited to the amount of subscriptions received, it being noted that the Board of Directors may use all of the above options, in the order it sees fits, or just one of them;

•	set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue;

•	set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued;

•	provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months;

•	more specifically, where securities are issued in consideration for securities transferred in the context of a public offer of exchange:

à	draw up the list of securities provided in exchange,

à	set the issue terms and conditions, the exchange parity and the amount of any balancing cash payment,

à	determine issue procedures within the context of a public offer of exchange, an alternative public offer of exchange or takeover bid offer or a principal public offer of exchange or takeover bid combined with a specific public offer of exchange or takeover bid,

•	at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase;

•	and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Fifteenth Resolution -	Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supersedes that granted by the ninth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors to:

–	perform such share capital reductions,

–	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

–	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

–	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Sixteenth Resolution -	Authorization granted to the Board of Directors to issue shares reserved for employee members of a SUEZ Group Corporate Savings Plan

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors’ Report and Auditors’ Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 and L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

•	cancel the authorization granted under the twelfth resolution of the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital in favor of employee members of a Corporate Savings Plan;

•	cancel the authorization granted under the thirteenth resolution of the Combined Annual and Extraordinary General Meeting of April 26, 2002 to increase the share capital in favor of employee members of a US Group Corporate Savings Plan;

•	authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a three-year period commencing as form the date of this General Meeting;

reserve the subscription of the entire share issue for employees of the Company and affiliated companies and economic interest groupings within the meaning of Article L 233-16 of the French Commercial Code, who are members of a Group Corporate Savings Plan and/or a voluntary employee retirement saving partnership (hereinafter referred to as the “employees”), said employees being able to subscribe directly or via the intermediary of a company mutual fund;

•	authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;

•	decide that the total number of shares subscribed and/or allotted pursuant to this resolution must not exceed 3% of the share capital on the day of the Board of Directors’ decision;

•	cancel shareholder preferential subscription rights in favor of the employees for whom the share issue is reserved;

•	decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the 20 stock market sessions preceding the date of the Board of Directors’ or, where applicable, the Chairman’s decision setting the subscription period opening date for the share issue reserved for employees;

•	confer full powers on the Board of Directors, including that of delegation, to:

a.	decide, at the time of each share capital increase, whether the shares should be subscribed directly by employees or via the intermediary of a mutual fund;

b.	decide, where applicable, the allotment of bonus shares or other securities conferring entitlement to shares as detailed above;

c.	determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the issue price for new shares issued, in accordance with the aforementioned rules, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

d.	duly note the completion of the share capital increase in the number of shares effectively subscribed;

e.	perform, either directly or through a duly authorized representative, all transactions and formalities;

f.	make the appropriate amendments to the bylaws with respect to the share capital increase;

g.	offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase;

h.	and generally do all that is necessary.

Seventeenth Resolution -	Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2004 SCA

NOTA BENE:

SUEZ Group employees, eligible to participate in one of the multiple Spring 2004 operation formulae, and employed by SUEZ Group foreign subsidiaries located in the following countries:

Argentina, Belgium, Brazil, Chile, Czech Republic, French Polynesia, Germany, Hong Kong, Hungary, Macao, Morocco, Netherlands, New Caledonia, Poland, Portugal, Principality of Monaco, Slovakia, Spain, Sweden, Switzerland, United Kingdom, and the United States of America,

who are SUEZ shareholders at the date of this General Meeting and who wish to attend the meeting or be represented, must not take part in the vote on the seventeenth resolution if they wish to later subscribe to one of the multiple Spring 2004 operation formulae.

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report, the Auditors’ Special Report and the Independent Expert’s Report:

•	authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing the date of this General Meeting, up to a maximum par value amount of € 30 million via the issue of a maximum of 15 million new shares of € 2 par value each. The final amount (hereinafter referred to as the “final amount”), of the share issue shall be determined as follows:

10 x + 9 a

where x, and a, after any reductions, are as follows:

à “x”,	total employee subscriptions to Spring Multiple 2004 SCA share capital.

à “a”,	total subscriptions pursuant to the multiple formula, as described in the aforementioned Board of Directors’ Report, by employees with an employment contract governed by the laws of Germany, the United States of America, Spain, the Netherlands, Poland, Sweden to the share capital of SUEZ within the framework of the sixteenth resolution.

•	decide that total subscriptions by each employee may not exceed the amount indicated in the Board of Directors’ Report and, in the event of excess employee subscriptions, these shall be reduced in accordance with the procedures detailed in this report.

•	decide to cancel shareholder preferential subscription rights and reserve subscription of all shares issued for Spring Multiple 2004 SCA, a Luxembourg company, with a share capital of € 31,000, its head office at 3 avenue Pasteur, L – 2311 Luxembourg and registered with the Luxembourg Trade and Companies register under the number B 98293.

•	decide that the issue price of the new shares to be issued shall be identical to that of shares issued within the framework of the next share capital increase reserved for employees performed pursuant to the sixteenth resolution, that is equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the 20 stock market sessions preceding the date of the Board of Directors’ or, where applicable, the Chairman’s decision setting the subscription period opening date for the share issue reserved for employees.

•	confer full powers on the Board of Directors, in particular to:

a.	determine the date(s) and terms and conditions of issues performed pursuant to this authorization and, in particular, the number of new shares to be issued in accordance with the principles and objective criteria approved above, their dividend ranking date (which may be retroactive) and the issue price in accordance with the above rules,

b.	decide, where appropriate, that the amount of the share capital increase or that of each share capital increase, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements,

c.	duly note the completion of share capital increases up to the final amount defined above,

d.	enter into any agreements and perform, either directly or through a duly authorized representative, all transactions and formalities,

e.	make the relevant amendments to the bylaws in respect of the share capital increases,

f.	offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase,

g.	and generally do all that is necessary.

Eighteenth Resolution -	Authorization to grant stock subscription and purchase options to top executives and employees of the Company and related entities

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report:

•	authorize the Board of Directors, to grant, on one or more occasions and during a thirty-eight month period commencing as of this General Meeting, to members of top executives and employees of the Company and certain related companies, groupings or economic interest groupings as defined by Article L 225-180 of the French Commercial Code decided by it, options conferring entitlement to subscribe to new shares in the Company, issued as part of a share capital increase, or to purchase existing shares in the Company held by it in accordance with applicable law and regulations;

•	note that this authorization includes the waiver by shareholders of their preferential subscription rights to shares issued as and when the stock subscription options are exercised, in favor of the beneficiaries of these options;

•	resolve :

–	that the subscription price for new shares and the purchase price for existing shares shall be determined in accordance with the provisions set out in Articles L 225-177 and L 225-179 of the aforementioned Code;

–	that, in the event of transactions performed by the Company which may modify the value of shares making up the share capital, the number and subscription or purchase price of shares covered by these options shall be adjusted, without this adjustment leading to a decrease in the subscription price below the par value of the share;

–	that, without prejudice to the aforementioned adjustment, the total number of options granted pursuant to this authorization may not confer entitlement to subscribe to or purchase a total number of shares exceeding 3% of the share capital as of the allotment decision date;

•	confer full powers on the Board of Directors, to determine in accordance with applicable laws and regulations and this resolution, all the terms and conditions of allotment and exercise of the options and, in particular:

–	to designate the beneficiaries of the different types of options,

–	to set the subscription price for new shares or the purchase price for existing shares and the exercise period or periods during the term of the options which may not exceed ten years,

–	prohibit, if necessary, the resale of all or part of the shares acquired through the exercise of the options during a period which may not exceed three years from the date of exercise of the options,

–	where applicable, determine periods of temporary suspension of option exercise, necessitated by certain financial transactions,

–	officially record the increase in the share capital resulting from the exercise of the stock options; amend the bylaws accordingly, perform all formalities, either directly or through a duly authorized representative,

–	offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase,

–	and more generally, take all useful measures and do all that is necessary.

•	require the Board of Directors to report each year to the Ordinary General Meeting on transactions performed pursuant to this authorization, in accordance with applicable law and regulations.

•	confer full powers on the Board of Directors to make, when necessary, all changes in the terms and conditions of allotment and exercise of the share subscription and purchase options granted previously by other Shareholder General Meetings.

This resolution supersedes the authorization to grant stock subscription and purchase options conferred by the Combined Annual and Extraordinary General Meeting of May 4, 2001.

Nineteenth Resolution -	Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

*

*    *

All shareholders will be eligible to participate in the Meeting irrespective of the number of shares they own.

Shareholders may also appoint their spouse or another shareholder as proxy.

However, shareholders can only attend or be represented at the Meeting if they have previously been identified as:

–	holders of registered shares, by registering their shares in custody only or managed accounts with CAIS Corporate Trust snc, no later than one day prior to the date of the Meeting, or

–	holders of bearer shares, by having a certificate filed with the financial institution or broker with which the shares are recorded, stating that their shares are non-transferable. The certificate must be filed with the CAIS Corporate Trust snc (Service Emetteurs-Assemblées) no later than one day prior to date of the Meeting.

Requests by shareholders, who have justified the ownership or representation of the fraction of common stock required by law, for draft resolutions to be included in the agenda, should be sent to the corporate headquarters by registered letter with acknowledgement of receipt no later than ten days following the publication of this notice (articles 128 and 130 of the March 23, 1967 Decree).

A proxy or mail voting form will be sent directly by CAIS Corporate Trust snc to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of the Notice of Meeting by writing to CAIS Corporate Trust snc. Requests should be made by registered letter with acknowledgement of receipt to the Service Emetteurs-Assemblées, (General Meeting Department) of CAIS Corporate Trust snc – 14, rue Rouget de Lisle – 92862 Issy-les-Moulineaux Cedex 09 (France) no later than six days prior to the date of the Meeting.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 19, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary